Oragenics, Inc.

4902 Eisenhower Blvd | Suite 125

Tampa, FL 33634

July 29, 2022

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Christie Wong
Brian Cascio

Re:	Oragenics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 24, 2022
File No. 001-32188

Ladies and Gentlemen:

Set forth below is the response of Oragenics, Inc. (the “Company”) to the Staff of the Division of Corporation Finance’s comment letter dated July 20, 2022, with respect to the Company’s Form 10-K (001-32188) filed on March 24, 2022. For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

1.	We note on page 4 that you have multiple license agreements and product candidates in varying stages of development and clinical testing. Please revise future filings to provide more details about your research and development expenses for each period presented, including but not limited to by product/program as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such. In addition, disclose the specific reasons for significant changes in research and development expenses each period.

Response:

The Company acknowledges the Staff’s comment and will provide further detail about research and development expenses related to the license agreements and product candidates in future filings and disclose significant changes in research and development expenses, including the reason for such changes.

2.	Please amend your filing to revise the Section 906 certifications to include the correct year of your Form 10-K, for the period ended December 31, 2021.

Response:

The Company amended its Form 10-K to include updated Exhibit 32.1 and Exhibit 32.2 reflecting the correct period ended date.

Securities and Exchange Commission

July 29, 2022

Should you have any questions or clarifications of the matters raised in this letter please contact the undersigned at (813) 286-7900.

Sincerely,

Michael Sullivan, Principal Financial Officer